Travelzoo 590 Madison Avenue 37th Floor New York, NY 10022

July 24, 2009

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:	Mark Shannon
Staff Accountant

Re:	Travelzoo Inc. – June 30, 2009 Comment Letter Relating to Form 10-K Filed March 16, 2009 – File Number 000-50171

Gentlemen:

The comment letter referred to above was dated June 30, 2009. It was delivered to Travelzoo’s main offices in New York, and was then forwarded by internal company mail to the office of the Chief Financial Officer in California. Because of the time required for the initial mail delivery and the subsequent internal forwarding, the letter was not received by the Chief Financial Officer for approximately 10 days.

We are in the process of preparing our response to the letter. We intend to submit the response on or before August 7, 2009.

If you have any questions or require additional information, please contact me at 650-943-2428 or at wlee@travelzoo.com, or our counsel, Denis McCusker, of Bryan Cave LLP, at 314-259-2455 or at dmccusker@bryancave.com.

Sincerely yours,

/s/ Wayne Lee

Wayne Lee

Chief Financial Officer